Filing under Rule 425
under the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430

Chifeng Aolunhua Mining Corporation Limited Aolunhua Copper-molybdenum Mining and Processing Project (Simplified Version) Note: This presentation is a simplified version. A more complete and detailed one can be provided upon request.

The Aolunhua Copper- molybdenum Mine is located 100 km northwest of Ar Horqin Banner in Chifeng City in the Inner Mongolia Autonomous Region, China. Geographical Location

Reserves Exploration area: 14.38 square km Mining area: 1.4 square km Reserves: 372.9 million tons of ore 159,293 tons of molybdenum metal 26,000 tons of copper and 100 tons of silver metal Average moly grade: 0.0663% One of two mining permits received

Started chain-effect trial-run in December 2008 and commercial operation in September 2009 The Mine has a current annual processing capacity of 4.29 million tons of ore, which can produce 5,000 tons of molybdenum concentrate and 5,000 tons of copper concentrate. In 2010, the Mine processed a total of 4.49 million tons of ore thus producing 4,496 tons of 53.43% molybdenum concentrates (which contained 1,968 tons of molybdenum metal), and 2,861 tons of copper concentrates (which contained 515 tons of copper metal and 2.8 tons of silver metal).

Mining Area

Stripping Aolunhua is an open-pit mine, one of the biggest molybdenum mines in Asia.

Exposed ore body after stripping

Processing Area

Coarse-crushing workshop

Middle-ore bin

Middle- and fine- crushing workshop Screening workshop

High-pressure pump station

Concentration Tanks

Screening equipments

Vibrating feeders

Ball mills

Flotation pole Thickener Brake valves

Flotation machines Hydrocyclone

Automatic chamber-type filter press Dryer Label?

Packaged product

Transportation pipeline for tailings

Tailing dam

Aolunhua converter station

Water-transmission system

Quality-control center

Administrative and living area The administrative and living area consists of an office building, dormitory, employee dining hall, shower facilities, hospital, supermarket, garage and boiler plant.

One of the largest open-pit molybdenum mines in Asia